[Ropes & Gray LLP Letterhead]

VIA FEDEX AND EDGAR

December 21, 2006

Mr. John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, District of Columbia 20549

Re:	DWS International Fund, Inc. (File no. 811-00642) (the “Registrant”)
Registration Statement on Form N-14 (File no. 333-136571)

Dear Mr. Grzeskiewicz:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the registration statement of the Registrant on Form N-14 (the “Registration Statement”), which were provided during a telephone conference call on August 15, 2006 in which Jeff Long of the Commission’s Office of Disclosure and Review, Adam Schlichtmann of my office and I participated (the “Comments”). The Registration Statement contemplates the conversion of all of the shares of DWS Pacific Opportunities Equity Fund (“Pacific Opportunities Fund”) into shares of DWS International Fund (“International Fund”) and the resultant transfer of all of the assets and liabilities of Pacific Opportunities Fund to International Fund (the “Conversion”).

For convenience of reference, I have summarized each of the Comments before the Registrant’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the Registration Statement.

1.	Comment: Please distinguish supplementally between the term “conversion,” as used in the Registration Statement to describe the reorganization of Pacific Opportunities Fund into International Fund, and the more common terms “merger” and “liquidation” (given, with respect to the latter term, the anticipated sell-off of a very substantial portion (more than 90%) of Pacific Opportunities Fund’s portfolio assets).

Response: The Conversion is one of several fund reorganizations that have been proposed in connection with the restructuring of the DWS funds family since 2002, and the Registration Statement is based on the same general model used for all such reorganizations. Generally, for ease of understanding by shareholders, the model employs the term “merger” to describe a proposed reorganization, although the reorganization actually is structured as a transfer of all of the assets of the target fund to the acquiring fund in exchange for shares of the acquiring fund and the assumption by the acquiring fund of all of the liabilities of the target fund, rather than as a technical merger. However, while prior “mergers” have involved the sale of all of the assets and liabilities of one legal entity (or a series thereof) to another legal entity (or a series thereof), Maryland counsel advised the Registrant that, for the

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reorganization of one series of a Maryland corporation into another series of the same corporation, the acquisition structure described above would be impractical under Maryland corporation law. Maryland counsel further advised the Registrant that the Registrant’s articles of amendment and restatement provided for the “conversion” of shares of one series of the Registrant into shares of another series of the Registrant, and that the proposed reorganization of Pacific Opportunities Fund would be accomplished best as a “conversion.” Unlike in a “merger,” there is no exchange of assets and liabilities for shares in a “conversion;” rather, shares of one series of the corporation are redesignated by the corporation as shares of another series based on the relative net asset values of such series, and the assets and liabilities of the target series are reallocated as a matter of law to the acquiring series. The Registrant’s Articles of Amendment and Restatement are filed as an exhibit to the Registration Statement.

Generally, in a liquidation, a fund sells all of its portfolio assets for cash and satisfies all of its liabilities, then distributes the net cash to shareholders of each class of its shares on a pro rata basis. After such distribution, the fund has no assets, no liabilities and no capital. Shareholders who receive a liquidating distribution from the fund must recognize the gain (or loss) realized on such distribution based on their basis in their shares of the fund. If (and only if) shareholder approval is obtained for the Conversion, Pacific Opportunities Fund’s investment adviser expects that a very substantial portion (more than 90%) of its portfolio assets will be sold in anticipation of the consummation of the Conversion. However, in contrast to a general liquidation, Pacific Opportunities Fund will not satisfy its liabilities and distribute the net cash to its shareholders; rather, it will use the cash generated by its portfolio asset sales to acquire new portfolio assets in the manner described in the Registration Statement. Moreover, after the Conversion, shareholders will own shares of another fund with an aggregate value equivalent to the aggregate value of the shares of Pacific Opportunities Fund immediately prior to the Conversion, while in a general liquidation, shareholders would hold only cash, rather than fund shares, after the liquidation. Finally, while Pacific Opportunities Fund will recognize gains (or losses) on the sale of its portfolio assets and such gains (or losses) will be distributed to shareholders, such gains will be based on Pacific Opportunities Fund’s basis in such assets, not on the shareholders’ bases in their shares.

2.	Comment: Please explain supplementally why the repositioning of Pacific Opportunities Fund’s portfolio prior to the consummation of the Conversion will be consistent with the disclosure of Pacific Opportunities Fund’s principal investment strategies in its current prospectus.

Response: Pacific Opportunities Fund’s current prospectus states the following:

Under normal circumstances, the fund seeks long-term growth of capital by investing at least 80% of net assets, plus the amount of any borrowings for investment purposes, in Pacific Basin common stocks and other equities (equities that are traded mainly on Pacific Basin markets, issued by companies organized under the laws of a Pacific Basin country or issued by any company with more than half of its business in the Pacific Basin). Pacific Basin countries include: the People’s Republic of China,

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Australia, India, Indonesia, Malaysia, New Zealand, the Philippines, Sri Lanka, Pakistan and Thailand, as well as Hong Kong, Singapore, South Korea and Taiwan – the so-called “four tigers.” The fund generally intends to focus on common stocks from the region’s smaller emerging markets and does not invest in Japan. (Emphasis added.)

The Registrant believes that the proposed Conversion would not be a “normal circumstance,” as contemplated by Pacific Opportunities Fund’s prospectus. We note that the prospectus has been supplemented to notify shareholders that Pacific Opportunities Fund will be reorganized into International Fund, pending shareholder approval. If the proposed Conversion is approved by shareholders, the Fund also anticipates that it will be closed to new investments pending consummation of the Conversion.

3.	Comment: Please revise the Q&A captioned “Will I have to pay taxes as a result of the conversion?” to disclose the tax consequences to shareholders of the anticipated sell-off of a very substantial portion (more than 90%) of Pacific Opportunities Fund’s portfolio assets. In particular, please discuss the estimated capital gains to be recognized and distributed to shareholders as a result of such sell-off and the anticipated effect of such sell-off on Pacific Opportunities Fund’s accumulated capital loss carryforwards. Please provide both aggregate and per share amounts when feasible.

Response: The requested change has been made. The answer portion of the referenced Q&A has been revised in its entirety as follows:

The conversion is expected to be a tax-free reorganization for federal income tax purposes and will not take place unless special tax counsel provides an opinion to that effect. In connection with the conversion, however, it is anticipated that a very substantial portion (over 90%) of the portfolio assets of DWS Pacific Opportunities Equity Fund will be sold. Any capital gains recognized in these sales on a net basis will be distributed to DWS Pacific Opportunities Equity Fund’s shareholders as capital gain dividends (to the extent of net realized long-term capital gains distributed) and/or ordinary dividends (to the extent of net realized short-term capital gains distributed) prior to the completion of the conversion, and such distributions will be taxable to shareholders. As of August 31, 2006, it is estimated that such capital gain dividends would be approximately 17% of a shareholder’s investment ($3.07 per share), and that such ordinary dividends would be approximately 1% of a shareholder’s investment ($0.13 per share). If you choose to redeem or exchange your shares before or after the conversion, the redemption or exchange likely will generate taxable gain or loss; therefore, you may wish to consult a tax advisor before doing so. Of course, you may also be subject to taxation as a result of the normal operations of your fund whether or not the conversion occurs.

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4.	Comment: Please explain supplementally why, under Section 361 of the Internal Revenue Code of 1986, as amended, Pacific Opportunities Fund will not recognize gain or loss upon the conversion of shares of each class of Pacific Opportunities Fund into shares of the corresponding class of International Fund, or upon the resultant transfer of Pacific Opportunities Fund’s assets and liabilities to International Fund. Please add to the Registration Statement any disclosures necessitated by Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”).

Response: Willkie Farr & Gallagher LLP, which will issue a tax opinion in connection with the Conversion, has advised us as follows:

The Conversion will not result in the recognition of gain or loss by Pacific Opportunities Fund under section 361 of the Internal Revenue Code of 1986, as amended (the “Code”) because Pacific Opportunities Fund will have been a party to a reorganization as defined in section 368 of the Code. Specifically, the reorganization will qualify under section 368(a)(1)(C) of the Code because, upon conversion of Pacific Opportunities Fund shares into shares of International Fund, all of the assets and liabilities of Pacific Opportunities Fund will become assets and liabilities of International Fund. The continuity of interest requirements under the Code will be met because all of the shareholders of Pacific Opportunities Fund will become shareholders of International Fund.

The continuity of business enterprise requirement will also be met. Although Pacific Opportunities Fund is liquidating a substantial proportion of its investments and using the proceeds to reinvest in other securities prior to the Conversion, International Fund will continue Pacific Opportunities Fund’s historic business. At least one third of Pacific Opportunities Fund’s historic asset type will be consistent with the investment objectives, strategies, policies, risks and restrictions of International Fund and will continue to be held by International Fund. Pacific Opportunities Fund invested primarily in common stocks and other equities of non-Japanese Pacific Basin issuers. International Fund also invests in such common stocks and other equities. As of August 31, 2006, it held common stocks and other equities of non-Japanese Pacific Basin issuers with a net asset value equal to approximately 39% of Pacific Opportunities Fund’s net asset value as of August 31, 2006. International Fund has represented that it will continue the historic business of Pacific Opportunities Fund by continuing to invest an amount equal to at least 40% of the net asset value of Pacific Opportunities Fund as of December 20, 2006 in common stocks and other equities of non-Japanese Pacific Basin issuers.

Registrant notes that FIN 48 is effective for fiscal years beginning after December 15, 2006. Registrant therefore believes that FIN 48 necessitates no further disclosures in the Registration Statement.

5.	Comment: The table displaying capitalization provides figures as of February 28, 2006. Because the Registrant is relying on Item 14(a)(2) of Form N-14 to omit pro forma financial data, please revise the table to provide figures as of a date within 30 days of the filing date of the Registration Statement.

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Response: The requested change has been made. The revised table provides figures as of August 31, 2006.

6.	Comment: In the section captioned “How do the investment goals, policies, restrictions and strategies of the two Funds compare?,” please update the table comparing the portfolio compositions of Pacific Opportunities Fund and International Fund to reflect figures as of the most recent date practicable.

Response: The requested change has been made. The revised table provides figures as of August 31, 2006.

* * * * * * * * * *

The Registrant acknowledges that the disclosure in the filing is the responsibility of the Registrant.

The Registrant acknowledges that should the Commission or the Staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this declaration as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the Staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

I hope that the foregoing responses adequately address the Comments. I will be out of the office on Friday, December 22, 2006. In my absence, please feel free to call Yana Dobkin of my office at (617) 951-7109 with any questions.

Very truly yours,

/s/ Jacob E. Comer
Jacob E. Comer

cc:	Caroline Pearson
Thomas R. Hiller
Jason E. Brown